Exhibit 99.1

Luckin Coffee Announces Second Quarter 2025 Financial Results

Net Revenues Increased by 47.1% Year-over-Year to RMB12.4 Billion

GAAP Operating Income Increased by 61.8% Year-over-Year to RMB1.7 Billion

Same-Store Sales Growth for Self-Operated Stores Accelerated to 13.4%

BEIJING, July 30, 2025 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (“Luckin Coffee” or the “Company”) (OTC: LKNCY) today announced its unaudited financial results for the three months ended June 30, 2025.

SECOND QUARTER 2025 HIGHLIGHTS1

•	Total net revenues were RMB12,358.7 million (US$1,723.2 million), representing a 47.1% year-over-year increase.

•	Net new store openings were 2,109, comprising 2,085 stores in China (including Hong Kong), 6 stores in Singapore, 16 stores in Malaysia and 2 stores in the U.S. Total number of stores increased to 26,206 at the second quarter end, comprising 16,968 self-operated stores and 9,238 partnership stores, which represented a store unit growth of 8.8% from the total store count as of the end of the first quarter of 2025.

•	Average monthly transacting customers reached a record high of 91.7 million, representing a 31.6% year-over-year increase.

•	Revenues from self-operated stores were RMB9,136.2 million (US$1,273.8 million), representing a 45.6% year-over-year increase.

•	Same-store sales growth for self-operated stores was 13.4%, notably accelerated from 8.1% in the previous quarter, and significantly improved from negative 20.9% in the same quarter of 2024.

•	Store level operating profit – self-operated stores was RMB1,921.8 million (US$268.0 million), representing a 42.3% year-over-year increase. Store level operating margin was 21.0%, compared to 21.5% in the same quarter of 2024.

•	Revenues from partnership stores were RMB2,867.3 million (US$399.8 million), representing a 55.0% year-over-year increase.

•	GAAP operating income was RMB1,700.1 million (US$237.0 million), representing a 61.8% year-over-year increase. GAAP operating margin increased to 13.8% from 12.5% in the same quarter of 2024. Non-GAAP operating income, which adjusts for share-based compensation expenses, was RMB1,854.5 million (US$258.6 million), representing a 61.2% year-over-year increase. Non-GAAP operating margin expanded to 15.0% from 13.7% in the same quarter of 2024.

Dr. Jinyi Guo, Co-founder and CEO of Luckin Coffee, said, “Our focused execution of a scale-driven strategy accelerated revenue growth and improved operating margins in the second quarter. By leveraging our strengths in scale, operational efficiency, fulfillment, and supply chain, we capitalized on industry momentum and achieved double-digit same-store sales growth in our self-operated stores. Looking ahead, we remain committed to expanding our market share. Backed by our scale advantage, continuing product innovation, and deep user insights, we are well positioned to navigate evolving market conditions with agility. We believe these capabilities will drive sustainable, high-quality long-term growth and further reinforce our market leadership.”

1 Please refer to the section “KEY DEFINITIONS” on Page 4 for detailed definitions on certain terms used.

SECOND QUARTER 2025 FINANCIAL RESULTS

Total net revenues were RMB12,358.7 million (US$1,723.2 million), representing an increase of 47.1% from RMB8,402.6 million in the same quarter of 2024. Net revenues growth was primarily driven by a 46.2% year-over-year increase in GMV, which reached RMB14.2 billion, as a result of an increase in the number of products sold resulting from growth in (i) the number of stores in operation as well as (ii) monthly transacting customers.

•	Revenues from product sales were RMB9,491.5 million (US$1,323.4 million), representing an increase of 44.9% from RMB6,552.4 million in the same quarter of 2024.

•	Net revenues from freshly brewed drinks increased to RMB8,670.6 million (US$1,208.9 million) from RMB6,014.0 million in the same quarter of 2024. This revenue stream accounted for 70.2% of total net revenues, compared to 71.6% in the same quarter of 2024.

•	Net revenues from other products increased to RMB614.7 million (US$85.7 million) from RMB404.4 million in the same quarter of 2024. This revenue stream accounted for 5.0% of total net revenues, compared to 4.8% in the same quarter of 2024.

•	Net revenues from others increased to RMB206.1 million (US$28.7 million) from RMB134.1 million in the same quarter of 2024. This revenue stream accounted for 1.6% of total net revenues, compared to 1.6% in the same quarter of 2024.

•	Revenues from partnership stores were RMB2,867.3 million (US$399.8 million), representing an increase of 55.0% from RMB1,850.2 million in the same quarter of 2024. This revenue stream accounted for 23.2% of total net revenues, compared to 22.0% in the same quarter of 2024. Revenues from partnership stores included sales of materials of RMB1,751.3 million (US$244.2 million), delivery service fees of RMB478.3 million (US$66.7 million), profit sharing and royalty fee of RMB410.0 million (US$57.2 million), sales of equipment of RMB204.7 million (US$28.5 million), and franchise and other service fees of RMB23.0 million (US$3.2 million).

Total operating expenses were RMB10,658.7 million (US$1,486.1 million), representing an increase of 45.0% from RMB7,351.9 million in the same quarter of 2024. The increase primarily resulted from the Company’s business expansion. Meanwhile, operating expenses as a percentage of net revenues decreased to 86.2% from 87.5% in the same quarter of 2024, mainly due to the decrease of cost of materials as a percentage of total net revenues as a result of the Company’s product mix changes and supply chain strength.

•	Cost of materials were RMB4,600.5 million (US$641.4 million), representing an increase of 36.6% from RMB3,368.2 million in the same quarter of 2024. The increase was mainly due to increases in (i) the number of products sold and (ii) sales of materials to partnership stores.

•	Store rental and other operating costs were RMB2,665.1 million (US$371.6 million), representing an increase of 30.0% from RMB2,050.2 million in the same quarter of 2024. The increase mainly resulted from the increased number of stores and items sold which led to year-over-year increases in (i) labor costs, (ii) store rental costs as well as (iii) utilities and other store operating costs.

•	Depreciation and amortization expenses were RMB375.4 million (US$52.3 million), representing an increase of 29.8% from RMB289.1 million in the same quarter of 2024. The increase was mainly due to increases in (i) amortization of leasehold improvements for the stores and (ii) depreciation expenses of additional equipment put into use in new stores.

•	Delivery expenses were RMB1,669.7 million (US$232.8 million), representing an increase of 175.1% from RMB606.9 million in the same quarter of 2024. The increase was mainly due to the increase in the number of delivery orders.

•	Sales and marketing expenses were RMB592.5 million (US$82.6 million), representing an increase of 37.0% from RMB432.6 million in the same quarter of 2024. The increase was mainly driven by increases in (i) advertising and other promotion expenses and (ii) commissions to third-party food delivery and live streaming platforms. Sales and marketing expenses as a percentage of total net revenues was 4.8%, decreased from 5.1% in the same quarter of 2024.

•	General and administrative expenses were RMB736.2 million (US$102.6 million), representing an increase of 24.8% from RMB589.7 million in the same quarter of 2024. The increase was mainly driven by increases in (i) payroll costs for general and administrative staff, (ii) share-based compensation for management and employees, and (iii) research and development expenses. General and administrative expenses as a percentage of total net revenues was 6.0%, decreased from 7.0% in the same quarter of 2024.

•	Store preopening and other expenses were RMB17.9 million (US$2.5 million), representing an increase of 28.0% from RMB14.0 million in the same quarter of 2024, mainly due to more stores preparing to be opened compared to the same quarter of 2024. Store preopening and other expenses as a percentage of total net revenues was 0.1%, compared to 0.2% of total net revenues in the same quarter of 2024.

•	Losses and expenses related to Fabricated Transactions and Restructuring were RMB nil (US$nil), compared to RMB1.2 million in the same quarter of 2024.

•	Store level operating margin - self-operated stores was 21.0%, compared to 21.5% in the same quarter of 2024.

GAAP operating income was RMB1,700.1 million (US$237.0 million), representing an increase of 61.8% from RMB1,050.7 million in the same quarter of 2024. GAAP operating margin increased to 13.8% from 12.5% in the same quarter of 2024. Non-GAAP operating income was RMB1,854.5 million (US$258.6 million), representing an increase of 61.2% from RMB1,150.6 million in the same quarter of 2024. Non-GAAP operating margin expanded to 15.0% from 13.7% in the same quarter of 2024. For more information on the Company’s non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Income tax expenses were RMB529.9 million (US$73.9 million), compared to RMB233.2 million in the same quarter of 2024. The significant increase was mainly due to the increased profits earned in this quarter.

Net income was RMB1,250.5 million (US$174.4 million), representing an increase of 43.6% from RMB871.1 million in the same quarter of 2024. Net margin was 10.1%, compared to 10.4% in the same quarter of 2024. Non-GAAP net income was RMB1,398.7 million (US$195.0 million), representing an increase of 44.0% from RMB971.0 million in the same quarter of 2024. Non-GAAP net margin was 11.3%, compared to 11.6% in the same quarter of 2024.

Basic and diluted net income per ADS was RMB3.92 (US$0.56) and RMB3.92 (US$0.56), respectively, compared to RMB2.72 and RMB2.72 in the same quarter of 2024, respectively.

Non-GAAP basic and diluted net income per ADS was RMB4.40 (US$0.64) and RMB4.40 (US$0.64), respectively, compared to RMB3.04 and RMB3.04 in the same quarter of 2024, respectively.

Net cash provided by operating activities was RMB2,560.5 million (US$357.0 million), compared to net cash provided by operating activities of RMB1,549.1 million in the same quarter of 2024.

Cash and cash equivalents, restricted cash, term deposits and short-term investments were RMB8,174.7 million (US$1,139.8 million) as of June 30, 2025, compared to RMB5,934.2 million as of December 31, 2024.

KEY OPERATING DATA

	For the three months ended or as of
	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	June 30,
	2023	2024	2024	2024	2024	2025	2025
Total stores	16,248	18,590	19,961	21,343	22,340	24,097	26,206
Self-operated stores	10,628	12,199	13,056	13,936	14,591	15,598	16,968
Partnership stores	5,620	6,391	6,905	7,407	7,749	8,499	9,238
Same-store sales growth for self-operated stores	13.5%	(20.3)%	(20.9)%	(13.1)%	(3.4)%	8.1%	13.4%
Average monthly transacting customers (in thousands)	62,438	59,914	69,689	79,846	77,766	74,272	91,697

KEY DEFINITIONS

•	GMV (gross merchandise value) refers to the transaction amount from the sales of freshly brewed and non-freshly brewed items through self-operated stores and partnership stores.

•	Total net revenues include revenues from product sales and revenues from partnership stores.

•	Revenues from product sales mainly include net revenue from the sales of freshly brewed and non-freshly brewed items through self-operated stores, e-commerce, offline sales and revenue from delivery for self-operated stores.

•	Revenues from self-operated stores include net revenue from the sales of freshly brewed and non-freshly brewed items through self-operated stores, and delivery fees derived from self-operated stores paid by the Company’s customers.

•	Revenues from partnership stores include net revenue from the sales of materials, equipment, delivery services, profit sharing and royalty fees, franchise and other services from partnership stores.

•	Same-store sales growth for self-operated stores. Defined as the growth rate of total revenue from self-operated stores that (i) were in operation at the beginning of the comparable period and were not closed before the end of the current period and (ii) maintained an average of at least 15 operating days per month over both the current and comparable periods.

•	Store level operating profit - self-operated stores. Calculated by deducting cost for self-operated stores including cost of direct materials (including wastage in stores), cost of delivery packaging materials, storage and logistics expenses, commissions to third-party delivery platforms related to revenues from self-operated stores, store depreciation expense (including decoration loss for store closure), store rental and other operating costs, delivery expense, transaction fees, store preopening and other expenses from the Company’s self-operated store revenues.

•	Store level operating margin - self-operated stores. Calculated by dividing store level operating profit by total revenues from self-operated stores.

•	Total number of stores. The number of stores open at the end of the period.

•	Net new store openings. The number of gross new stores opened during the period minus the number of stores permanently closed during the period.

•	Average monthly transacting customers. The total of each month’s number of transacting customers divided by the number of months during the period (includes those of partnership stores and those only paid with free-coupons).

•	Non-GAAP operating income. Calculated by operating income excluding share-based compensation expenses.

•	Non-GAAP net income. Calculated by net income excluding recurring item of share-based compensation expenses and income tax effects of GAAP to non-GAAP reconciling items. From the fourth quarter of 2024, the Company added income tax effects of GAAP to non-GAAP reconciling items when reconciling adjustments from GAAP to Non-GAAP net income. Comparative figures were also adjusted accordingly.

•	Non-GAAP net income attributable to the Company’s ordinary shareholders. Calculated by adjusting net income attributable to the Company’s ordinary shareholders excluding recurring item of share-based compensation expenses and income tax effects of GAAP to non-GAAP reconciling items. From the fourth quarter of 2024, the Company added income tax effects of GAAP to non-GAAP reconciling items when reconciling adjustments from GAAP to Non-GAAP net income attributable to the Company’s ordinary shareholders. Comparative figures were also adjusted accordingly.

•	Non-GAAP basic and diluted net income per shares. Calculated as non-GAAP net income attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted share.

•	Non-GAAP basic and diluted net income per ADSs. Calculated as non-GAAP net income attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted ADS.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating the business, the Company considers and uses non-GAAP operating income/(loss) and non-GAAP net income/(loss), each a non-GAAP financial measure, in reviewing and assessing the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in the Company’s business, provide further information about the Company’s results of operations and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Furthermore, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

The Company defines non-GAAP operating income/(loss) as operating income/(loss) excluding share-based compensation expenses, non-GAAP net income/(loss) as net income/(loss) excluding recurring item of share-based compensation expenses and income tax effects of GAAP to non-GAAP reconciling items, and non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders as net income/(loss) attributable to the Company’s ordinary shareholders excluding recurring item of share-based compensation expenses and income tax effects of GAAP to non-GAAP reconciling items.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this earnings release.

EXCHANGE RATE INFORMATION

This earnings release contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at the rate of RMB7.1721 to US$1.00, the exchange rate on June 27, 2025 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

CONFERENCE CALL

The Company will host a conference call today, on Wednesday, July 30, 2025, at 8:00 am Eastern Time (or Wednesday, July 30, 2025, at 8:00 pm Beijing Time) to discuss the financial results.

Participants may access the call by dialing the following numbers:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
Mainland China Toll Free:	400-120-6115
Hong Kong Toll Free:	800-963-976
Conference ID:	4752087

The replay will be accessible through August 6, 2025, by dialing the following numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	5122713

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at investor.lkcoffee.com.

SAFE HARBOR STATEMENTS

This earnings release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Luckin Coffee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Luckin Coffee’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the expense, timing and outcome of existing or future legal and governmental proceedings or investigations in connection with Luckin Coffee; the outcome and effect of the restructuring of Luckin Coffee’s financial obligations; Luckin Coffee’s growth strategies; its future business development, results of operations and financial condition; the effect of the non-reliance identified in, and the resultant restatement of, certain of Luckin Coffee’s previously issued financial results; the effectiveness of its internal control; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in the coffee industry or the food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s coffee industry or China’s food and beverage sector in general; governmental policies and regulations relating to Luckin Coffee’s industry; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Luckin Coffee’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Luckin Coffee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

STATEMENT REGARDING PRELIMINARY UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information. Accordingly, you should not place undue reliance upon these preliminary estimates. The preliminary unaudited financial information included in this press release has been prepared by, and is the responsibility of, the Company’s management. The Company’s auditor has not audited, reviewed, compiled or applied agreed-upon procedures with respect to such preliminary financial data. Accordingly, the Company’s auditor does not express an opinion or any other form of assurance with respect thereto. Upon completion of the year-end audit, the Company’s audited financial results may differ materially from its preliminary estimates.

ABOUT LUCKIN COFFEE INC.

Luckin Coffee Inc. (OTC: LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high convenience and high affordability to customers. Empowered by proprietary technologies, Luckin Coffee pursues its vision to build a world-class coffee brand and become a part of everyone’s daily life. Luckin Coffee was founded in 2017 and is based in China. For more information, please visit investor.lkcoffee.com.

INVESTOR AND MEDIA CONTACTS

Investor Relations Contact

Luckin Coffee IR

Email: ir@lkcoffee.com

Bill Zima

ICR

Phone: 646 880 9039

Media Relations Contact

Luckin Coffee PR

Email: pr@lkcoffee.com

LUCKIN COFFEE INC.

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2024

AND UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2025

(Amounts in thousands of RMB and US$, except for number of shares)

	As of
	December 31, 2024	June 30, 2025 (Unaudited)
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	4,362,309	3,859,630	538,145
Restricted cash	3,781	5,577	778
Term deposit - current	1,127,541	2,350,185	327,684
Short-term investment, net	250,000	1,200,000	167,315
Accounts receivable, net	111,251	128,591	17,929
Receivables from online payment platforms	438,458	588,481	82,051
Inventories, net	2,473,393	3,083,611	429,945
Prepaid expenses and other current assets, net	1,938,054	2,092,138	291,705
Total current assets	10,704,787	13,308,213	1,855,552

Non-current assets:
Property and equipment, net	5,065,903	5,343,664	745,063
Restricted cash	40,595	59,275	8,265
Term deposit - non-current	150,000	700,000	97,600
Other non-current assets, net	929,165	877,119	122,296
Deferred tax assets, net	271,601	227,805	31,763
Operating lease, right-of-use assets	5,937,063	6,481,578	903,721
Total non-current assets	12,394,327	13,689,441	1,908,708
TOTAL ASSETS	23,099,114	26,997,654	3,764,260

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowings	300,000	-	-
Accounts payable	738,677	1,009,255	140,720
Accrued expenses and other liabilities	3,027,503	4,292,893	598,555
Deferred revenues	153,248	162,194	22,613
Payable for equity litigants settlement	119,560	117,497	16,383
Operating lease liabilities	2,343,387	2,609,499	363,840
Total current liabilities	6,682,375	8,191,338	1,142,111

Non-current liabilities:
Long-term bank borrowings	33,600	-	-
Deferred tax liabilities	-	170,655	23,794
Operating lease liabilities	3,330,529	3,562,920	496,775
Total non-current liabilities	3,364,129	3,733,575	520,569
Total liabilities	10,046,504	11,924,913	1,662,680

Commitments and contingencies

Mezzanine equity
Convertible senior preferred shares	1,514,660	1,514,660	211,188

Shareholders’ equity:
Class A Ordinary shares	24	24	3
Class B Ordinary shares	2	2	0
Additional paid-in capital	16,705,240	16,986,863	2,368,464
Statutory reserves	365,927	196,147	27,349
Accumulated deficits	(5,971,779)	(4,026,397)	(561,397)
Accumulated other comprehensive income	438,536	401,442	55,973
Total Company’s ordinary shareholders’ equity	11,537,950	13,558,081	1,890,392
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	23,099,114	26,997,654	3,764,260

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Revenues from product sales	6,552,393	9,491,455	1,323,386	11,322,553	16,276,024	2,269,353
Revenues from partnership stores	1,850,235	2,867,284	399,783	3,358,218	4,948,126	689,913
Total net revenues	8,402,628	12,358,739	1,723,169	14,680,771	21,224,150	2,959,266

Cost of materials	(3,368,237)	(4,600,451)	(641,437)	(6,312,667)	(8,173,447)	(1,139,617)
Store rental and other operating costs	(2,050,215)	(2,665,086)	(371,591)	(3,883,490)	(4,994,213)	(696,339)
Depreciation and amortization expenses	(289,114)	(375,356)	(52,336)	(548,511)	(713,110)	(99,428)
Delivery expenses	(606,918)	(1,669,747)	(232,811)	(1,054,713)	(2,358,697)	(328,871)
Sales and marketing expenses	(432,596)	(592,478)	(82,609)	(758,425)	(1,088,914)	(151,826)
General and administrative expenses	(589,704)	(736,162)	(102,642)	(1,146,247)	(1,417,373)	(197,623)
Store preopening and other expenses	(14,006)	(17,930)	(2,500)	(42,510)	(32,328)	(4,507)
Impairment loss of long-lived assets	—	(1,483)	(207)	—	(5,509)	(768)
Losses and expenses related to Fabricated Transactions and Restructuring	(1,156)	38	5	51,367	(3,307)	(461)
Total operating expenses	(7,351,946)	(10,658,655)	(1,486,128)	(13,695,196)	(18,786,898)	(2,619,440)
Operating income	1,050,682	1,700,084	237,041	985,575	2,437,252	339,826

Interest and investment income	13,430	42,615	5,942	29,585	79,192	11,042
Interest and financing expenses	(89)	-	-	(89)	(125)	(17)
Foreign exchange loss, net	(17,055)	(5,676)	(791)	(29,208)	(10,090)	(1,407)
Other income, net	57,311	43,459	6,059	67,378	49,348	6,881

Net income before income taxes	1,104,279	1,780,482	248,251	1,053,241	2,555,577	356,325
Income tax expense	(233,176)	(529,938)	(73,889)	(265,312)	(779,975)	(108,751)
Net income	871,103	1,250,544	174,362	787,929	1,775,602	247,574
Net income attributable to the Company’s ordinary shareholders	871,103	1,250,544	174,362	787,929	1,775,602	247,574

Net income per share:
Basic	0.34	0.49	0.07	0.31	0.69	0.10
Diluted	0.34	0.49	0.07	0.31	0.69	0.10
Net income per ADS:
Basic*	2.72	3.92	0.56	2.48	5.52	0.80
Diluted*	2.72	3.92	0.56	2.48	5.52	0.80

Weighted average shares outstanding used in calculating basic and diluted income per share:
Basic	2,545,551,167	2,564,658,435	2,564,658,435	2,545,551,167	2,564,658,447	2,564,658,447
Diluted	2,545,827,808	2,564,889,573	2,564,889,573	2,545,720,670	2,564,678,696	2,564,678,696

Net income	871,103	1,250,544	174,362	787,929	1,775,602	247,574
Other comprehensive income, net of tax of nil:
Foreign currency translation difference, net of tax of nil	17,399	(24,437)	(3,407)	29,153	(37,094)	(5,172)
Total comprehensive income	888,502	1,226,107	170,955	817,082	1,738,508	242,402
Total comprehensive income attributable to the Company’s ordinary shareholders	888,502	1,226,107	170,955	817,082	1,738,508	242,402

* Each ADS represents eight Class A Ordinary Shares. The per ADS indicators are based on rounded results of corresponding per share indicators, which could have a rounding difference of absolute amount for not more than 0.04 per ADS.

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended June 30,			For the six months ended June 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	1,549,118	2,560,493	357,007	1,284,756	3,457,079	482,018
Net cash used in investing activities	(157,287)	(3,213,201)	(448,013)	(1,109,135)	(3,589,051)	(500,417)
Net cash provided by/(used in) financing activities	300,000	-	-	300,000	(333,600)	(46,514)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	2,141	(5,616)	(783)	4,053	(16,631)	(2,319)
Net increase/(decrease) in cash and cash equivalents and restricted cash	1,693,972	(658,324)	(91,789)	479,674	(482,203)	(67,232)
Cash and cash equivalents and restricted cash at beginning of period	1,824,345	4,582,806	638,977	3,038,643	4,406,685	614,420
Cash and cash equivalents and restricted cash at end of period	3,518,317	3,924,482	547,188	3,518,317	3,924,482	547,188

LUCKIN COFFEE INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Unaudited, amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
A. Non-GAAP operating income
Operating income	1,050,682	1,700,084	237,041	985,575	2,437,252	339,826
Adjusted for:
Share-based compensation expenses	99,917	154,441	21,533	170,016	281,621	39,266
Non-GAAP operating income	1,150,599	1,854,525	258,574	1,155,591	2,718,873	379,092

B. Non-GAAP net income
Net income	871,103	1,250,544	174,362	787,929	1,775,602	247,574
Adjusted for:
Share-based compensation expenses	99,917	154,441	21,533	170,016	281,621	39,266
Income tax effects of GAAP to non-GAAP reconciling items	-	(6,294)	(878)	-	(9,194)	(1,282)
Non-GAAP net income*	971,020	1,398,691	195,017	957,945	2,048,029	285,558

C. Non-GAAP net income per share
Weighted average shares outstanding used in calculating basic and diluted income per share:
Basic	2,545,551,167	2,564,658,435	2,564,658,435	2,545,551,167	2,564,658,447	2,564,658,447
Diluted	2,545,827,808	2,564,889,573	2,564,889,573	2,545,720,670	2,564,678,696	2,564,678,696

Non-GAAP net income per share:
Basic	0.38	0.55	0.08	0.38	0.80	0.11
Diluted	0.38	0.55	0.08	0.38	0.80	0.11

Non-GAAP net income per ADS:
Basic*	3.04	4.40	0.64	3.04	6.40	0.88
Diluted*	3.04	4.40	0.64	3.04	6.40	0.88

* Each ADS represents eight Class A Ordinary Shares. The per ADS indicators are based on rounded results of corresponding per share indicators, which could have a rounding difference of absolute amount for not more than 0.04 per ADS.